Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aspiration, Inc.

Commission File No.: 001-40151

Aspiration

8.18.21

CNBC: TechCheck with Carl Quintanilla and Deirdre Bosa

Aspiration CEO Andrei Cherny on $2.3B SPAC deal

CNBC

I hope you’ll explain, how the card works, what fees look like and the tree planting. How does that work versus user growth?

Andrei Cherny

Aspiration really is a platform for sustainable action, we allow people and businesses to be able to fight climate change with everything they do. One of the examples is what you mentioned, which is our Aspiration spend and save account, that not only makes people deposits fossil fuel free, but allows them to build sustainability into their daily purchases doing things like planting a tree with every purchase. That’s our Plant Your Change program which literally, will allow our customers to plant a tree every time they make a purchase. Buying a cup of coffee, buying a newspaper, every time they’re planting a tree we’re rounding up those purchases to the nearest dollar, whatever the size of that roundup is, we are planting a tree every time. We launched that in April of last year, and our Aspiration community since then has planted, over the past year, 35 million trees. We are planting more trees than there are in Central Park every day. So, it really speaks to customers who are conscious consumers. People who are looking to integrate sustainability and the fight against climate change into what they’re doing. Those are the individuals we are serving and it’s the same kind of businesses we are serving as well.

CNBC

You do market it as, the only card that literally takes miles off of the planet. Can you talk about how broad the addressable market is, how many consumers out there are interested in a card that delivers specifically this?

Andrei Cherny

Well, it’s enormous. As you said, there is a lot of traditional neo-banks, would be going after people who are hunting for the lowest fees, and getting their paycheck two days early or getting a better interest rate. We are competitive on all of that, but the people who are coming to Aspiration is the third of the market that is conscious consumers, people who are thinking about environmental sustainability, ethics as they’re making daily spending decisions. Buying clothes, buying coffee, deciding what kind of eggs to buy in the grocery store. They’ve never had a financial institution built for them, and they’ve never really had a platform that to make sustainable action easy and automated. That’s what we do, offering both financial products that are better for the planet, better for them, but also sustainability tools built on top of that, that help them have that direct impact that they are looking for.

CNBC

Andrei, I noticed in your investor presentation that you use a metric that I was not familiar with and that was adjusted EBITDAM, with an M at the end, what does the M stand for? Is that management excess or management fees and if so what does it include?

Andrei Cherny

It is marketing. It is EBITDA plus marketing. And the reason we look at out financials that way is because of the 12 to 1 lifetime value to cost to customer acquisition ratio that we have. Our customers are coming to Aspiration because they are looking to make a difference, looking to make an impact. That means we have very high cross adoption between our products, 60% of our customers who are signing up for our Aspiration spend and save account will sign up for at least one other revenue generating product or service within the first year and very high retention, industry leading retention, most likely.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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